SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

Vicon Industries, Inc.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $.01 per share

_____________________________________________________

(Title of Class of Securities)

925811101

_____________________________________________________

(CUSIP Number)

David Weiner

c/o W-Net, Inc.

3940 Laurel Canyon Boulevard, Suite 327

Studio City, California  91604

(818)385-0405

_____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2009

_____________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925811101	13D	Page 2 of 5 Pages

1.	Name of Reporting Persons David Weiner
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 278,706
	8.	Shared Voting Power 19,290
	9.	Sole Dispositive Power 278,706
	10.	Shared Dispositive Power 19,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,996
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.0%
14.	Type of Reporting Person (see instructions) IN

Item 1.

Security and Issuer.

This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Vicon Industries, Inc., a New York corporation (the “Issuer”), which has its principal executive offices at 89 Arkay Drive, Hauppauge, New York 11788.

Item 2.

Identity and Background.

This statement is being filed by David Weiner, a private investor and a citizen of the United States (the “Reporting Person”). The Reporting Person is the sole director, officer and stockholder of Woodman Management Corporation, a consulting firm.  The address for the Reporting Person is 3940 Laurel Canyon Boulevard, Suite 327, Studio City, California 91604.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 297,996 shares of Common Stock beneficially owned by the Reporting Person is $1,694,242.90.  All such shares were purchased on the open market with the personal funds of the Reporting Person and the funds of the Woodman Management Corporation Defined Benefit Plan, respectively.

Item 4.

Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer for investment purposes.  However, the Reporting Person may from time to time review and consider various alternative courses of action for maximizing the value of his investment.  Such alternatives may include, among other things, the acquisition of additional shares of capital stock of the Issuer on the open market, through privately negotiated transactions with the Issuer or third parties, by a tender or exchange offer or otherwise; or the sale of all or part of the Reporting Person’s investment on the open market or in privately negotiated transactions. In pursuing such alternatives, the Reporting Person may engage in discussions with the Issuer, other stockholders of the Issuer, and the Reporting Person’s advisors, concerning the business, operations and future plans of the Issuer, and strategic alternatives for maximizing stockholder value.  In addition, the Reporting Person’s actions will be subject to prevailing conditions from time to time, including, without limitation, the price and availability of shares, future evaluations by the Reporting Person of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Person and general stock market and economic conditions.

Accordingly, while the Reporting Person does not have any specific plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Person may from time to time consider pursuing or proposing to the Issuer or third parties any or all of such transactions.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person beneficially owns 297,996 shares of Common Stock of the Issuer, consisting of  (i) 278,706 shares of Common Stock owned directly by the Reporting Person, and (ii) 19,200 shares of Common Stock owned by the Woodman Management Corporation Defined Benefit Plan.  Based on 4,591,891 shares of Common Stock of the Issuer currently outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, the Reporting Person is currently the beneficial owner of  6.0% of the outstanding Common Stock.

(b)

The Reporting Person has the sole power to vote and dispose of the 278,706 shares of Common Stock of the Issuer owned directly by him, and shares the power to vote and dispose of the 19,200 shares of the Common Stock of the Issuer owned by the Woodman Management Corporation Defined Benefit Plan.

(c)

Set forth below are transactions effected by the Reporting Person in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Person in the Company’s Common Stock in the past 60 days. The purchases and sales were made on the open market in broker transactions.

Purchases

Date	Shares	Price Per Share
April 14, 2009	500	$4.99
April 14, 2009	500	$5.00
April 16, 2009	100	$5.10
April 16, 2009	100	$5.09
April 16, 2009	100	$5.07
April 27, 2009	100	$5.00
April 27, 2009	100	$4.93
April 29, 2009	100	$5.42
April 29, 2009	100	$5.22
April 30, 2009	100	$5.49
May 5, 2009	100	$5.65
May 21, 2009	100	$5.62

Sales

Date	Shares	Price Per Share
April 29, 2009	3,300	$5.30
April 30, 2009	200	$5.38
May 1, 2009	1,300	$5.55
May 21, 2009	100	$5.62
May 21, 2009	910[1]	$5.6835

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

[Not Applicable.]

Item 7.

Material to Be Filed as Exhibits.

[Not Applicable.]

———————

1 These shares were sold on behalf of the Woodman Management Corporation Defined Benefit Plan.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2009
Date
/s/ David Weiner
Signature
David Weiner
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)